Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999

Voting will be open until 11:59 p.m. Eastern Time on March 24, 2026.

CONTROL #

VOTE ONLINE

www.Transhare.com click on Vote Your Proxy and enter your Control Number.

VOTE BY FAX

Mark, sign and date your proxy card and return it to +1 (727) 269-5616.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to proxy@transhare.com

VOTE IN PERSON

If you would like to vote at in person, please attend the Extraordinary General Meeting to be held on March 25, 2026, at 10 a.m. Hong Kong Time, at 5/F., AIA Financial Centre, 712 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

707 CAYMAN HOLDINGS LIMITED

2025 EXTRAORDINARY GENERAL MEETING (THE “EGM”)

DETACH PROXY CARD TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1.

PROPOSAL NO. 1: To be approved as an ordinary resolution

i)	the consolidation of each of the issued and unissued class A ordinary shares of a par value of US$0.001 each (“Class A Shares”) and class B ordinary shares of a par value of US$0.001 each (“Class B Shares”) each at a ratio one (1) – for-twenty (20) (the “Initial Consolidation”) be and is hereby approved such that (i) every 20 existing authorised unissued and issued Class A Shares par value US$0.001 each be consolidated into 1 Class A Share of par value US$0.02 each, and (ii) every 20 existing authorised unissued and issued Class B Shares par value US$0.001 each be consolidated into 1 Class B Share of par value US$0.02 each, such that following the Initial Consolidation, the authorised share capital of the Company of US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each, comprising (a) 400,000,000 class A ordinary shares of a par value of US$0.001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.001 each will become the authorised share capital of US$500,000 divided into 25,000,000 shares of a par value of US$0.02 each, comprising (a) 20,000,000 class A ordinary shares of a par value of US$0.02 each and (b) 5,000,000 class B ordinary shares of a par value of US$0.02 each; and

ii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Initial Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Initial Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Initial Consolidation or (b) arranging for the sale of any Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

PROPOSAL NO. 2: To be approved as an ordinary resolution

(i)	the consolidation of (i) each of the issued and unissued Class A ordinary shares with a par value of US$0.02 each (the “Consolidated Class A Shares”); and (ii) each of the issued and unissued Class B ordinary shares with a par value of US$0.02 each (the “Consolidated Class B Shares”) each at a ratio of not less than one (1)-for two-(2) and not more than one (1)-for- two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors (the “Board”) in its sole discretion by no later than 21 September 2026, being 180 days after the date of the 2026 Extraordinary Meeting (the “Further Consolidation”) be and is hereby approved;

(ii)	the Board be authorized at its absolute and sole discretion to either (i) implement the Further Consolidation and determine the exact ratio of the Further Consolidation and effective date of such Further Consolidation by no later than 21 September 2026, being 180 days after the date of the 2026 Extraordinary Meeting or (ii) elect not to implement the Further Consolidation, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Further Consolidation, if and when deemed advisable by the Board in its sole discretion; and

(iii)	the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Further Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Further Consolidation or (b) arranging for the sale of any Consolidated Class A Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Consolidated Class A Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address.

707 Cayman Holdings Limited

Extraordinary General Meeting

March 25, 2026

DETACH PROXY CARD TO VOTE BY MAIL

THIS PROXY IS SOLICTED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Cheung Lui, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the ordinary shares of 707 Cayman Holdings Limited, which the undersigned is entitled to vote, as specified below on this card, at the 2026 Extraordinary General Meeting of 707 Cayman Holdings Limited on March 25, 2026, at 10 a.m. Hong Kong Time (March 24, 2026 at 9 p.m. U.S. Eastern Time), at 5/F, AIA Financial Centre, 712 Prince Edward Road East, San Po Kong , Hong Kong and at any adjournment or postponement thereof.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS.

This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponements thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by 707 Cayman Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer.

Email Address:__________________________

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Dated: